EXHIBIT 12.1

Duff & Phelps Corporation

Computation of Ratios of Earnings to Fixed Charges

	Successor			Predecessor							Initial Predecessor(2)

	Year Ended December 31, 2008		Period from October 4 to December 31, 2007	Period from January 1 to October 3, 2007		Year Ended December 31, 2006		Year Ended December 31, 2005	Period from March 15, 2004 - December 31, 2004		Period from January 1, 2004 - March 14, 2004

Income before noncontrolling and income taxes	$34,912		$(13,401)	$7,949		$11,200		$(12,165)	$2,478		$(606)

Fixed Charges
Interest Expense	$3,475		$1,426	$5,494		$5,911		$1,661	$299		$31
Interest Rate Swap	367		393	299		(347)		218	-		-
Estimated interest within rent expense (rent expense* 1/3)	4,851		1,189	3,340		3,500		1,384	489		163
Total fixed charges	$8,693		$3,008	$9,133		$9,064		$3,263	$788		$194

Ratio
Income plus fixed charges	$43,605		$(10,393)	$17,082		$20,264		$(8,902)	$3,266		$(412)
Fixed charges	$8,693		$3,008	$9,133		$9,064		$3,263	$788		$194

Ratio(1)	5.0	x		1.9	x	2.2	x		4.1	x
Deficiency	-		— (3)	-		-		— (4)	-		— (5)

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges are the sum of interest and related expenses and one third of rent expense, which represents our estimate of the interest component of rent expense.

(2)
The term “Initial Predecessor” refers to Duff & Phelps, LLC prior to its acquisition on March 15, 2004 by Webster to an investor group consisting of management and Lovell Minnick. Prior to March 15, 2004, Duff & Phelps, LLC was a majority-owned subsidiary of Webster, which owned approximately 73% of Duff & Phelps, LLC’s outstanding equity interests.

(3)	The amount of deficiency was approximately $13.4 million.

(4)	The amount of deficiency was approximately $12.1 million.

(5)	The amount of deficiency was approximately $0.6 million.